

New York Stock Exchange
11 Wall Street
New York, NY 10005

June 23, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the $1,500,000,000 1.642% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2027 of NatWest Group plc under the Exchange Act of 1934.

Sincerely,